 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K

_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
1 N. Field Court
Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan
December 31, 2012 and 2011, and
Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011, and Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Retirement Savings Plan
Lake Forest, Illinois

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan (Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 27, 2013

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments at fair value	$128,533,610	$132,898,754
Receivables:
Employer	19,792	57,057
Notes receivable from participants	1,300,739	2,003,824
Total receivables	1,320,531	2,060,881
Total assets and Net assets available for benefits	$129,854,141	$134,959,635

The notes to financial statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Income:
Net appreciation in fair value of investments	$14,952,545
Interest and dividends from investments	2,487,224
Interest income on notes receivable from participants	49,372
17,489,141

Contributions:
Participants	3,212,663
Rollovers	36,520
Employer	1,082,044
Total contributions	4,331,227

Other income	33,581

Total additions	21,853,949

Deductions
Distributions and withdrawals to participants	24,028,962
Administrative expenses	59,025
Other deductions	34,533
Total deductions	24,122,520

Interplan transfers out	2,836,923
Net decrease in net assets available for benefits	5,105,494
Net assets available for benefits:
Beginning of year	134,959,635
End of year	$129,854,141

The notes to financial statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $17,000 and $5,500, respectively, in 2012, and these combined contributions cannot exceed 40% of the participant’s compensation.

The basic matching contribution for members of the Fond du Lac Union, Local 1947, is 50% of pretax deferrals, up to 6% of compensation.  The Company’s basic matching contribution for all other employees in the Plan is 5% of pretax deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

Additional contributions are granted at the discretion of senior management. Such discretionary contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation.  The Fond du Lac Union, Local 1947, is exempt from consideration for discretionary contributions. Discretionary contributions for the year ended December 31, 2012 were $10,159, and were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

1. Description of the Plan (continued)

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and is included as an employer contribution receivable in the accompanying statements of net assets available for benefits. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

For the year ended December 31, 2012, $9,633 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Beginning January 1, 2006, a participant was not permitted to have more than one loan outstanding at any one time with the exception of certain grandfathered loans outstanding. After these grandfathered loans are paid off, only one loan is allowed at a time, with the exception of any temporary amendments whereby the Plan may be amended to temporarily allow active participants to request up to two outstanding loans at a time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship or upon the participant's attainment of age 59-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants and are included in net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Since July 2011, participants have not been charged recordkeeping fees. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan.

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, then an interplan transfer occurs to move that employee’s assets into another Brunswick plan. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2012, $2,836,923 was transferred from the Plan into the Brunswick Rewards Plan as a result of employee transfers within Brunswick Corporation.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

3. Investments

During 2012, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31,
2012
Common stock	$6,185,500
Mutual funds	8,767,045
Total appreciation	$14,952,545

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2012	2011
Brunswick ESOP Company Stock Fund	$14,023,671	$11,511,585
MainStay Large Cap Growth Fund	12,324,015	13,440,828
Royce Premier Fund	7,298,933	7,976,862
Vanguard 500 Index Fund	19,072,484	19,987,602
Vanguard Prime Money Market Fund	22,275,586	27,736,484
Vanguard Target Retirement 2015	16,738,626	17,404,995
Vanguard Target Retirement 2025	7,848,122	7,822,067
Vanguard Total Bond Market Index Fund	7,291,171	8,272,718

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

7

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

4. Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$14,023,671	$—	$—	$14,023,671
Mutual funds:
Money market funds	22,275,586	—	—	22,275,586
Bond funds	11,645,892	—	—	11,645,892
Target-date funds	30,250,727	—	—	30,250,727
Domestic stock funds	44,793,190	—	—	44,793,190
International stock funds	5,544,544	—	—	5,544,544
Total investments	$128,533,610	$—	$—	$128,533,610

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$11,511,585	$—	$—	$11,511,585
Mutual funds:
Money market funds	27,736,484	—	—	27,736,484
Bond funds	10,862,563	—	—	10,862,563
Target-date funds	30,447,944	—	—	30,447,944
Domestic stock funds	47,123,827	—	—	47,123,827
International stock funds	5,216,351	—	—	5,216,351
Total investments	$132,898,754	$—	$—	$132,898,754

8

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$129,854,141	$134,959,635
Adjustment for certain deemed distributions of participant loans	(31,003)	(64,274)
Net assets available for benefits per Form 5500	$129,823,138	$134,895,361

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2012
Net decrease in net assets available for benefits per the financial statements	$5,105,494
Adjustment for certain deemed distributions of participant loans	(33,271)
Transfer of assets from this Plan	(2,836,923)
Net loss per Form 5500	$2,235,300

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds shares of Brunswick Corporation common stock and recognized dividend income of $25,001 on such stock during 2012. At December 31, 2012 and 2011, the Plan held Brunswick Corporation common stock with fair values of $14,023,671 and $11,511,585, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 25, 2011, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet responded to the application.

9

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

9. Subsequent Events

Effective July 1, 2013, Attwood Union employees will be transferred into the Brunswick Retirement Savings Plan. Total assets transferred into the Plan will be approximately $1.3 million.

Effective July 1, 2013, the following changes will be made to the Plan: (1) Certain investment options will be replaced by investment options with lower expense ratios (cost of running the investment expressed as a percentage of the investment's assets), however, the underlying investment portfolio for each of these investments will remain the same: (a) the Vanguard Target Retirement Funds will be replaced by corresponding Vanguard Target Retirement Trusts; (b) the Vanguard Total Bond Market Index Fund Investor Shares will be replaced by the Vanguard Total Bond Market Index Fund Institutional Shares; (c) the Vanguard 500 Index Fund will be replaced by the Vanguard Institutional Index Fund; (d) the Vanguard Extended Market Index Fund Investor Shares will be replaced by the Vanguard Extended Market Index Fund Institutional Shares; (e) the Vanguard Total International Stock Index Fund Investor Shares will be replaced by the Vanguard Total International Stock Index Fund Institutional Shares; (f) the Vanguard Prime Money Market Fund will be replaced by the Vanguard Prime Money Market Fund Institutional Shares; (g) the Vanguard Windsor II Fund Investor Shares will be replaced by the Vanguard Windsor II Fund Admiral Shares; and (h) the MainStay Large Cap Growth Fund Class I will be replaced by the MainStay Large Cap Growth Fund R6 Shares. (2) The Wells Fargo Advantage Common Stock I will be added as an investment option and the Royce Premier Fund Investment Class will close in the Plan on September 30, 2013. All balances in, and contributions to, Royce Premier Fund Investment Class will be moved automatically to the Wells Fargo Advantage Common Stock Fund as of September 30, 2013; and (3) an annual plan recordkeeping fee of $50 will be deducted from Plan participant's accounts in quarterly increments of $12.50.

10

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2012

		Current
Identity of Issuer	Description of Investment	Value

Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$14,023,671
MainStay Investments	Large Cap Growth Fund Institutional Shares	12,324,015
PIMCO Investments LLC	Total Return Fund II Institutional Class	4,354,721
The Royce Funds	Premier Fund	7,298,933
Templeton Institutional Funds, Inc.	Foreign Equity Series	829,255
The Vanguard Group, Inc.*	500 Index Fund	19,072,484
	Extended Market Index Fund	662,857
	Prime Money Market Fund	22,275,586
	Target Retirement 2015	16,738,626
	Target Retirement 2025	7,848,122
	Target Retirement 2035	2,562,103
	Target Retirement 2045	319,820
	Target Retirement 2055	9,018
	Target Retirement Inc	2,773,038
	Total Bond Market Index Fund	7,291,171
	Total International Stock Index Fund	4,715,289
	Windsor II Fund Investor Shares	5,434,901
		128,533,610
Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	1,300,739
		$129,834,349

*Represents a party-in-interest to the Plan.

11

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan
December 31, 2012 and 2011, and
Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011, and Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Rewards Plan
Lake Forest, Illinois

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan (Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 27, 2013

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments at fair value	$775,881,662	$676,712,493
Receivables:
Employer contribution	24,893,175	23,242,838
Notes receivable from participants	13,713,440	15,445,361
Total receivables	38,606,615	38,688,199
Total assets and Net assets available for benefits	$814,488,277	$715,400,692

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Income:
Net appreciation in fair value of investments	$75,881,656
Interest and dividends from investments	16,822,704
Interest income on notes receivable from participants	479,401
93,183,761

Contributions:
Participants	29,391,877
Rollovers	1,451,422
Employer	39,197,813
Total contributions	70,041,112

Other income	28,333

Total additions	163,253,206

Deductions
Distributions and withdrawals to participants	66,777,449
Administrative expenses	225,095
Total deductions	67,002,544

Interplan transfers in	2,836,923
Net increase in net assets available for benefits	99,087,585
Net assets available for benefits:
Beginning of year	715,400,692
End of year	$814,488,277

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $17,000 and $5,500, respectively, in 2012, and these combined contributions cannot exceed 40% of the participant’s compensation. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's pretax contribution by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are ineligible for Company match.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

1. Description of the Plan (continued)

The Company may make an annual variable retirement contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. Variable retirement contributions are invested in accordance with the participant’s investment elections. Variable retirement contributions for the year ended December 31, 2012 were $23,999,356, and were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

For the year ended December 31, 2012, $893,819 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Beginning January 1, 2006, a participant was not permitted to have more than one loan outstanding at any one time with the exception of certain grandfathered loans outstanding. After these grandfathered loans are paid off, only one loan is allowed at a time, with the exception of any temporary amendments whereby the Plan may be amended to temporarily allow active participants to request up to two outstanding loans at a time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship or upon the participant's attainment of age 59-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants and are included in net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Since July 2011, participants have not been charged recordkeeping fees. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

1. Description of the Plan (continued)

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, an interplan transfer occurs to move that employee’s assets into another Brunswick plan. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2012, $2,836,923 was transferred from the Brunswick Retirement Savings Plan into the Plan as a result of employee transfers within Brunswick Corporation.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

3. Investments

During 2012, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31,
2012
Common stock	$22,189,944
Mutual funds	53,691,712
Total appreciation	$75,881,656

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2012	2011
Brunswick ESOP Company Stock Fund	$47,066,458	$41,193,640
MainStay Large Cap Growth Fund	72,884,933	66,742,155
Royce Premier Fund	58,294,295	55,433,549
Vanguard 500 Index Fund	106,740,004	92,895,408
Vanguard Prime Money Market Fund	105,351,665	100,292,133
Vanguard Target Retirement 2015	48,596,022	44,630,969
Vanguard Target Retirement 2025	82,945,873	69,502,152
Vanguard Target Retirement 2035	45,670,272	35,137,624
Vanguard Total Bond Market Index Fund	60,413,345	55,372,531
Vanguard Total International Stock Index Fund	44,524,986	38,865,196

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

4. Fair Value Measurements (continued)

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$47,066,458	$—	$—	$47,066,458
Mutual funds:
Money market funds	105,351,665	—	—	105,351,665
Bond funds	79,484,150	—	—	79,484,150
Target-date funds	214,692,849	—	—	214,692,849
Domestic stock funds	281,216,962	—	—	281,216,962
International stock funds	48,069,578	—	—	48,069,578
Total investments	$775,881,662	$—	$—	$775,881,662

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$41,193,640	$—	$—	$41,193,640
Mutual funds:
Money market funds	100,292,133	—	—	100,292,133
Bond funds	67,165,828	—	—	67,165,828
Target-date funds	176,226,909	—	—	176,226,909
Domestic stock funds	250,695,463	—	—	250,695,463
International stock funds	41,138,520	—	—	41,138,520
Total investments	$676,712,493	$—	$—	$676,712,493

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$814,488,277	$715,400,692
Adjustment for certain deemed distributions of participant loans	(230,789)	(233,895)
Net assets available for benefits per Form 5500	$814,257,488	$715,166,797

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2012
Net increase in net assets available for benefits per the financial statements	$99,087,585
Adjustment for certain deemed distributions of participant loans	3,106
Transfer of assets to this Plan	(2,836,923)
Net income per Form 5500	$96,253,768

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds shares of Brunswick Corporation common stock, and recognized dividend income of $82,841 on such stock during 2012. At December 31, 2012 and 2011, the Plan held Brunswick Corporation common stock with fair values of $47,066,458 and $41,193,640, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 25, 2011, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet responded to the application.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

9. Subsequent Events

Effective July 1, 2013, the following changes will be made to the Plan: (1) Certain investment options will be replaced by investment options with lower expense ratios (cost of running the investment expressed as a percentage of the investment's assets), however, the underlying investment portfolio for each of these investments will remain the same: (a) the Vanguard Target Retirement Funds will be replaced by corresponding Vanguard Target Retirement Trusts; (b) the Vanguard Total Bond Market Index Fund Investor Shares will be replaced by the Vanguard Total Bond Market Index Fund Institutional Shares; (c) the Vanguard 500 Index Fund will be replaced by the Vanguard Institutional Index Fund; (d) the Vanguard Extended Market Index Fund Investor Shares will be replaced by the Vanguard Extended Market Index Fund Institutional Shares; (e) the Vanguard Total International Stock Index Fund Investor Shares will be replaced by the Vanguard Total International Stock Index Fund Institutional Shares; (f) the Vanguard Prime Money Market Fund will be replaced by the Vanguard Prime Money Market Fund Institutional Shares; (g) the Vanguard Windsor II Fund Investor Shares will be replaced by the Vanguard Windsor II Fund Admiral Shares; and (h) the MainStay Large Cap Growth Fund Class I will be replaced by the MainStay Large Cap Growth Fund R6 Shares. (2) The Wells Fargo Advantage Common Stock I will be added as an investment option and the Royce Premier Fund Investment Class will close in the Plan on September 30, 2013. All balances in, and contributions to, Royce Premier Fund Investment Class will be moved automatically to the Wells Fargo Advantage Common Stock Fund as of September 30, 2013; and (3) an annual plan recordkeeping fee of $50 will be deducted from Plan participant's accounts in quarterly increments of $12.50.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2012

		Current
Identity of Issuer	Description of Investment	Value

Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$47,066,458
MainStay Investments	Large Cap Growth Fund Institutional Shares	72,884,933
PIMCO Investments LLC	Total Return Fund II Institutional Class	19,070,805
The Royce Funds	Premier Fund	58,294,295
Templeton Institutional Funds, Inc.	Foreign Equity Series	3,544,592
The Vanguard Group, Inc.*	500 Index Fund	106,740,004
	Extended Market Index Fund	7,509,483
	Prime Money Market Fund	105,351,665
	Target Retirement 2015	48,596,022
	Target Retirement 2025	82,945,873
	Target Retirement 2035	45,670,272
	Target Retirement 2045	30,159,288
	Target Retirement 2055	455,116
	Target Retirement Inc	6,866,278
	Total Bond Market Index Fund	60,413,345
	Total International Stock Index Fund	44,524,986
	Windsor II Fund Investor Shares	35,788,247
		775,881,662
Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	13,713,440
		$789,595,102

*Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 27, 2013	By: /s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm